J .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER, 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAUL EARDLEY
(Registrant)

Date 30 SEPTEMBER 2002 By [signature]
(Signature) *

News Release

SPIRENT

812 – 30 September 2002

SPIRENT PLC
SALE OF MONITOR LABS INCORPORATED

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, announces that it has sold Monitor Labs Incorporated (MLI) from within its Systems group to a subsidiary of Teledyne Technologies Incorporated (NYSE: TDY) for a cash consideration of $24.0 million (approximately £15.4 million).

MLI, with locations in Colorado and Pennsylvania, USA, is a leading supplier of environmental monitoring instrumentation and integrated systems. For the year ended 31 December 2001 MLI had sales of $28.0 million. MLI has approximately 160 employees and will become part of the Teledyne Instruments group of companies.

As at 31 December 2001 the book value of the business being sold was £1.6 million with associated reinstated goodwill of £32.6 million.

Nicholas Brookes, Chief Executive of Spirent, said:

"MLI has a strong position in its market and will benefit from ownership by a company that can obtain strategic and synergistic benefits."

- ends -

Enquiries

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Investor Relations		
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media		
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

About Spirent

Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions accelerate the development and deployment of network equipment and services by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the aerospace and power controls markets. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialise new products and services and realise product synergies; our ability to focus on growth areas in the relevant markets; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; risks of downturns and continued downturns in the markets in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.